EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends.

	Six Months Ended June 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
	(In Thousands)
Earnings:
Loss from continuing operations and before income taxes	($76,478)	$(106,599)	$(107,348)	$(115,486)	$(66,303)	(51,651)
Add: Fixed charges	5,697	14,124	14,326	12,058	10,884	12,547

Earnings, as defined	($70,781)	$(92,475)	$(93,022)	$(103,428)	$(55,419)	(39,104)

Fixed Charges:
Interest expense & amortization of debt issuance costs	$5,220	$13,156	$13,358	$11,066	$9,916	$11,673
Estimated interest component of rent expense	477	968	968	992	968	874

Fixed charges	$5,697	$14,124	$14,326	$12,058	$10,884	$12,547

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
	in millions
Deficiency of earnings available to cover fixed charges	$(76.5)	$(106.6)	$(107.3)	$(115.5)	$(66.3)	$(51.7)